European Bank for Reconstruction and Development DSTRBRPT

Exhibit (d)(iii)

SUPPLEMENTARY OFFERING CIRCULAR DATED 13 JUNE 2024

European Bank for Reconstruction and Development

€60,000,000,000

Global Medium Term Note Programme

for the issue of notes

This Supplement (the “Supplement”) is prepared in connection with the Global Medium Term Note Programme (the “Programme”) of the European Bank for Reconstruction and Development (the “Issuer”), is supplemental to, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated 3 July 2012, the Supplementary Offering Circular dated 22 July 2019 and any other supplements to the Offering Circular issued by the Issuer, and comprises neither a base prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended or superseded, the “UK Prospectus Regulation”), nor listing particulars for the purposes of Section 79 of the Financial Services and Markets Act 2000, and has not been submitted to, reviewed or approved by the Financial Conduct Authority or the London Stock Exchange.

Terms defined in the Offering Circular have the same meaning when used in this Supplement.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The purpose of this Supplement is to disclose an increase to the maximum aggregate nominal amount of all Notes which may be outstanding under the Programme from time to time, from €45,000,000,000 to €60,000,000,000 (or its equivalent in other currencies at the time of agreement to issue). All references in the Offering Circular shall be, and shall be deemed to be, construed accordingly.